
Mail Stop 3720

September 5, 2008

Via U.S. Mail and Fax
Richard Yanke
Chief Executive Officer
Skylyft Media Network, Inc.
100 East Verdugo Avenue,
Burbank, California 91502

> RE: **Skylyft Media Network, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 11, 2008;**
> **File No. 000-52367**

Dear Mr.Yanke:

We note that in your amended 10-KSB and in your response letter dated September 2, 2008, management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

As noted in our comment letter dated July 21, 2008, we have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe

Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Robert Littlepage
Accountant Branch Chief